Exhibit 99.1

PainReform’s DeepSolar Advances Development of its AI-Driven
Automated Reporting Engine for Solar-Asset Analysis

Tel Aviv – November 12, 2025 — PainReform Ltd. (Nasdaq: PRFX) today announced that DeepSolar, its solar energy business unit developing next-generation AI analytics, has advanced the development of its proprietary automated reporting engine, designed to transform how solar-asset performance is analyzed, understood, and communicated.  The automated reporting engine reduces manual effort and produces tailored reports according to the customers’ needs.

Performance reports are essential tools for executive management, investors, and asset owners to assess a plant’s operational and financial performance, identify the root causes of output variations, and evaluate return on investment (ROI). Currently, producing such reports requires manual aggregation of data from multiple systems—including SCADA, monitoring platforms, weather feeds, and market data—followed by labor-intensive analysis and formatting.

DeepSolar’s new AI-powered reporting engine is being designed to automate and streamline this process. Once completed, it will automatically consolidate and interpret data from diverse sources, delivering customized, insight-rich reports within minutes. The platform will allow users to define the depth of analysis, visualization style, and reporting frequency to meet operational, managerial, and investor needs—all seamlessly integrated within DeepSolar’s advanced AI analytics framework.

“Automated reporting represents a key step in our vision to make DeepSolar’s AI capabilities more practical and accessible,” said Sharon Haver, VP of Product Management at DeepSolar. “By accelerating the transition from analysis to action, we expect this system to translate complex operational data into clear financial insight and tangible business value.”

About Deep Solar

DeepSolar develops advanced digital-asset-management technologies for utility-scale solar plants. Its AI-driven algorithms transform complex operational data into actionable insights—detecting issues, forecasting production, and improving decision-making to maximize asset performance and profitability. DeepSolar is an active participant in the NVIDIA Connect program (#NVIDIAConnect), supporting continued innovation in AI-powered renewable-energy solutions.

About PainReform

PainReform Ltd. (Nasdaq: PRFX) is a company focused on the reformulation of established therapeutics, and a developer of AI-driven energy optimization technologies through its DeepSolar platform. The Company’s pharmaceutical programs leverage a proprietary extended-release drug-delivery system intended to provide prolonged post-surgical pain relief while minimizing the need for repeated dosing and reducing reliance on opioids. Through DeepSolar, PainReform also delivers advanced software solutions that enable both consumers and enterprises to monitor, forecast, and optimize energy consumption—particularly in solar-integrated environments. This dual business model reflects PainReform’s strategic commitment to applying precision technology across high-impact sectors including healthcare and sustainable energy. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about PainReform’s expectations, beliefs and intentions including with respect to the anticipated benefits to PainReform with respect DeepSolar’s progress toward its automated reporting engine. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern, our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110 OcuRing™-K, LayerBio Inc.’s lead product candidate, and the commercialization of the DeepSolar solution; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110, OcuRing™-K and future product candidates; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; our ability to maintain our listing on the Nasdaq Capital Market; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Dr. Ehud Geller
Chairman and interim Chief Executive Officer
PainReform Ltd.
Tel: +972-54-4236711
Email: egeller@medicavp.com